Exhibit 1

Oi S.A. – In Judicial Reorganization

Corporate Taxpayer Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade – NIRE 3330029520-8

Publicly-held Company

Esteemed Shareholders,

Oi S.A. – In Judicial Reorganization (“Company”), pursuant to CVM Instruction No. 481/09, as amended, discloses to the shareholders and the market in general the summary voting statement for the distance voting bulletin for the exercise of voting rights at the Annual General Shareholders’ Meeting (Assembleia Geral Ordinária – AGO) to be held on April 28, 2017.

The Company clarifies that the exercise of this voting right via the completion and delivery of a distance voting bulletin does not impede the attendance at the AGO and the exercise of an in-person vote, in which case the AGO Board will disregard the distance voting instruction, pursuant to Article 21-W, paragraph 5, item I, of ICVM 481.

The Company emphasizes that it will carry out verification of the shareholding position as is customarily conducted for its General Shareholders’ Meetings to confirm the shareholding positions of the shareholders that choose to exercise their vote by completing and delivering a distance voting bulletin, considering, for the computation of these votes, the most recent position of each shareholder available to the Company (or, in its absence, the shareholding position as informed by the depositary agent of the Company’s shares, pursuant to Article 21-T, item II, section "a” of ICVM 481).

The Company also warns that the information contained in the summary voting statement published in accordance with the provisions of Article 21-W, third paragraph, of ICVM 481, may not represent the results of the votes with respect to the matters that will be submitted for deliberation at an AGM, according to the Call Notice published on March 29, 2017, considering that such summary voting statement comprises only the votes cast by distance voting.

Finally, the Company clarifies that it did not receive directly, in conformity with Article 21-B, I, of ICVM 481, any distance voting bulletin paper. As such, the attached summary voting statement shows the consolidated result of distance voting.

Rio de Janeiro, April 26, 2017.

Summary Voting Statement

General Shareholders’ Meeting – April 28, 2017 at 11 a.m.

Agenda Item	Description of Deliberation	Voting Position	Total Number of Shares
(1)	Examine the management accounts, examine, discuss and vote on the Management Report and Financial Statements for the fiscal year ended December 31, 2016, accompanied by the Independent Auditors' report and the Fiscal Council's opinion	Approve	1,072
		Reject	718,020
		Abstain	-
(2)	Examine, discuss and vote on the Management Proposal for the allocation of net income for the year ended December 31, 2016	Approve	719,092
		Reject	-
		Abstain	-
(3)	Set the annual global budget for the compensation of the Management and members of the Company's Fiscal Council	Approve	-
		Reject	719,092
		Abstain	-
(4)	Ratify the election to the Board of Directors, in addition to the term of office, the members occupying the positions of the appointed Board of Directors, as provided for in Article 150 of Law No. 6,404/76, at the Meetings of the Board of Directors held on August 12 and September 14, 2016	Approve	718,092
		Reject	1,000
		Abstain	-
(5)	Elect the members of the Fiscal Council and their respective alternates	Approve	718,092
		Reject	1,000
		Abstain	-